Exhibit 99.1

CORRECTION FROM SOURCE - Golden Star Updates Mineral Resource Statement at Father Brown: 93% Increase in Inferred Mineral Resources

TORONTO, Feb. 22, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") issues a correction. In the news release dated February 19, 2019 titled "Golden Star Updates Mineral Resource Statement at Father Brown: 93% Increase in Inferred Mineral Resources" an error was made in the Father Brown Mineral Resource Summary Table. The total average grades in the Indicated and Inferred categories were incorrectly stated in the "Total" rows.

Below is the corrected table.

Father Brown Mineral Resource Summary – December 31, 2018

Deposit Area	Resource Category	Tonnes	Grade (g/t Au)	Ounces ('000)
Father Brown	Indicated	654,578	8.67	182,552
	Inferred	997,157	5.44	174,446
Adoikrom	Indicated	326,887	5.27	55,345
	Inferred	1,315,865	7.1	300,297
TOTAL	Indicated	981,465	7.5	237,897
	Inferred	2,313,022	6.4	474,743

Notes to Mineral Resource Estimate

1.	The Mineral Resources were estimated in compliance with the requirements of National Instrument ("NI") 43-101.
2.	The Mineral Resources for Father Brown includes the Father Brown Zone and Adoikrom Zone.
3.	The Father Brown Mineral Resource has been estimated at a gold price of $1,450 per ounce using an economic gold grade cut-off of 3.2 g/t Au.
4.	The identified Mineral Resources in the block model are classified according to the CIM definitions for the Measured, Indicated and Inferred categories and are constrained by a block cut-off grade calculated using a gold price of $1,450 per ounce and below the 2018 year-end topographic surface. The Mineral Resources are reported in situ without modifying factors applied.
5.	The stated Mineral Resources were prepared under the supervision of S. Mitchel Wasel, Vice President of Exploration for the Company. Mr. Wasel is a Qualified Person as defined in NI 43-101.
6.	Numbers may not add due to rounding.
7.	Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Gold production guidance for 2019 is 220,000-240counces at a cash operating cost per ounce1 of $620-$680.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

View original content:http://www.prnewswire.com/news-releases/correction-from-source---golden-star-updates-mineral-resource-statement-at-father-brown-93-increase-in-inferred-mineral-resources-300800287.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/February2019/22/c1935.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 08:00e 22-FEB-19